January 6, 2017

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: HWH International Corp.

Form S-1/A

Filed October 17, 2016

File No. 333-214139

To the men and women of the SEC:

On behalf of HWH International Corp., (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated November 10, 2016 addressed to Mr. Ho Sit Chye, the Company’s Chief Executive Officer, with respect to the Company’s filing of its S-1/A on October 17, 2016.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: We have updated our financial statements and related disclosures so that the information is current. We have also amended our S-1 to disclose the resignation of an officer and to disclose the subsequent appointment of a new officer to fill his vacancy. Our new officer’s biography has been included in this amendment as well. The price per share that shares are to be offered at has also been amended to $0.30. The quantity of shares to be offered by the Company has increased to 10,000,000. Any calculations that may have been affected have been amended accordingly.

SEC Comment(s) /Analysis

Business Information, page 12

1. Please provide additional disclosure as to the purpose and any material effects of the company’s Anguilla, Hong Kong, and Malaysia subsidiary structure.

Company Response:

We have added the following to page 12: The purpose of setting up a Hong Kong company is because we plan expand our business into China, and Hong Kong is a gateway to China. If we have sufficient capital, we may start our business in Hong Kong. Moreover, we would like to protect our company's Intellectual Property in China before entering the China market, therefore we applied for our trademark first by using our Hong Kong company. The purpose of the Malaysia company is because current business operation are in Malaysia.

Signatures, page 27

2. Instruction 1 to Signatures on Form S-1 requires the registration statement to be signed by your controller or principal accounting officer. Please have the appropriate person sign the registration statement.

Company Response:

Page 27 has been amended accordingly. We have added the signature of Mr. Ho Sit Chye, our controlling shareholder.

Revenue Recognition, page F8

3. We note you disclose your revenue recognition policy for digital marketing and hospitality software. Please expand your disclosure to include revenues related to your beauty product business as described in Note 1 Description of Business and Organization on page F7.

Company Response:

We have removed references to “our beauty product business” as this was information included in error. We, the Company, are not in any way engaged in any operations relating to beauty products.

We have added the following to page F7: “The Company, through its subsidiaries, engages in the business of digital marketing and hospitality software services.”

Income Taxes, page F9

4. Please clarify the nature and composition of your balance sheet caption: Income tax receivables.

Company Response:

Income tax receivables is a prepaid income tax expense. It is paid for by the Malaysia subsidiary company, Resilient Digital Sdn Bhd, as it is required to remain in compliance with Malaysian tax law. Since it is a prepayment item, we have amended the caption to “Prepaid income tax” in the balance sheet.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: January 6, 2017

/s/ Ho Sit Chye

Ho Sit Chye

Chief Executive Officer